UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Lifetime Brands, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

53222Q103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222Q103	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,568,203
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,568,203

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,568,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 53222Q103	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,568,203
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,568,203
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,568,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 53222Q103	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,568,203
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,568,203
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,568,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53222Q103	Page 5 of 7 Pages

This Amendment No. 10 to the joint statement on Schedule 13D with respect to the common stock, $0.01 par value (the “Common Stock”), of Lifetime Brands, Inc., a Delaware corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on December 16, 2013, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 3, 2014, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 23, 2015, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on June 2, 2015, as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 16, 2015, as amended by Amendment No. 5 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 14, 2017, as amended by Amendment No. 6 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 14, 2017, as amended by Amendment No. 7 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 12, 2018, as amended by Amendment No. 8 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 16, 2020, and as amended by Amendment No. 9 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on November 13, 2020 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Paragraph (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, effected any transaction in shares of the Common Stock since November 13, 2020 (the date of the filing of Amendment No. 9 to the Schedule 13D) (such period, the “Reporting Period”).

During the Reporting Period, the Fund sold the standard American-style, exchange-traded call options described in Item 6, which is incorporated by reference into this Item 5(c).

2. Item 6 of the Schedule 13D shall hereby be amended by inserting the following at its beginning:

The table below lists the standard American-style, exchange-traded call options (“Call Options”) sold by the Fund during the Reporting Period, all of which are outstanding as of December 18, 2020. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

CUSIP No. 53222Q103	Page 6 of 7 Pages

Date of Sale	Value per Underlying Share at which Call Options were Sold ($)	Shares Underlying Call Options (100s)	Call Options’ Strike Price per Share ($)	Call Options’ Expiration Date
11/16/2020	$1.0828	366	$15.00	5/21/2021
11/18/2020	$0.6500	6	$15.00	12/18/2020
11/24/2020	$1.0000	167	$17.50	5/21/2021
11/25/2020	$1.0000	30	$17.50	5/21/2021
12/1/2020	$0.9000	20	$17.50	5/21/2021
12/3/2020	$0.9000	50	$17.50	5/21/2021
12/4/2020	$0.9292	721	$17.50	5/21/2021
12/7/2020	$1.1478	500	$17.50	5/21/2021
12/8/2020	$1.2000	104	$17.50	5/21/2021
12/9/2020	$1.1500	150	$17.50	5/21/2021
12/16/2020	$1.0500	150	$17.50	5/21/2021
12/17/2020	$1.1174	540	$17.50	5/21/2021
12/18/2020	$1.1615	430	$17.50	5/21/2021

Each of these Call Options gives the option’s counterparty the right (but not the obligation) to purchase from the Fund, on or before the option’s expiration date, the number of shares of the Common Stock underlying the option, at a purchase price per share equal to the option’s strike price per share. If a Call Option is exercised on or before its expiration date, the Fund must deliver the shares of Common Stock underlying the option in exchange for the option’s aggregate exercise price.

3. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 53222Q103	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 18, 2020

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact